August 22, 2017

Ms. Laura Nicholson

Special Counsel

Office of Transportation and Leisure Securities and Exchange Commission Mail Stop 3561

Washington, D. C. 20549

Re:	Cala Corporation
Registration Statement on Form 10 Filed June 27, 2017 File No. 000-15109

Dear Ms. Nicholson:

Please accept this letter as Cala Corporation’s response to your letter dated July 24, 2017. We are filing this letter along with the F10-A, which we believe addresses all of the issues raised in your letter.

1.	At this time, the company is not withdrawing the registration as we believe that all of the issues raised by your office have been addressed.

2.	The disclosure has been revised to discuss the revocation of registration as requested.

3.	The business plan has been disclosed in detail for the next 12 months.

Because the idea of providing cruise ships for third parties is in the con- ceptual stage, and is only likely if all other financing options fail, we have deleted that plan from the business plan discussion.

4.	The disclosure has been amended to provide the requested details regard- ing the discussions with Export-Import Bank of China.

5.	The disclosure has been amended to reflect that the vessel is in compli- ance with the American Bureau of Shipping marine classification and will not be affected by any additional government regulations.

6.	We have amended the disclosure to add the terms of the letter of intent, second letter of intent, and draft contract with Cosco Dalain Shipyard and have added those documents as exhibits.

www.calacorp.com

701 N. Post Oak Rd., Suite 615

Houston, Texas 77024

713-380-5147

Response to SEC

August 22, 2017

7.	In the section entitled “Plan of Operations”, we explain that the January 14, 2015 letter to shareholders incorrectly referenced the creation of subsidiar- ies when it should have said divisions. We further explain that the compa- ny has abandoned these plans since receiving the quote from Cosco Da- lain Shipyard and realizing the feasibility of the Undersea resort construc- tion.

8.	The disclosure has been amended to remove the statements that do not apply to risks, and to more accurately describe the risks that exist.

9.	The disclosure has been amended to describe the written communications the company has had with Chinese banks.

10.	The disclosure has been amended to more accurately describe the sce- narios in which the hotel industry presents competition, and under which scenarios there is no competition from that industry.

11.	The disclosure has been updated to add the addresses of each beneficial owner and has been updated to the most current data.

12.	The disclosure has been amended to more thoroughly describe the expe- rience of the Directors and Executive Officers and to provide the dates and other information requested.

13.	The disclosure has been revised to include the Desist and Refrain Order, which was inadvertently left out of the initial filing.

14.	The disclosure has been amended to include the list of persons receiving the issuance of unregistered securities, which was inadvertently left out of the initial filing.

15.	The exhibits are included in the amended filing, along with an exhibit list.

16.	The letters of intent (expired and current) as well as the draft construction contract with Cosco Dalain Shipyard have been included as exhibits.

We hope that the revisions satisfy all of your concerns. Please feel free to contact me if you have further questions or need additional information.

Sincerely,

Joe Cala
President, Cala Corporation

www.calacorp.com

701 N. Post Oak Rd., Suite 615

Houston, Texas 77024

713-380-5147